04016747

D STATES
(CHANGE COMMISSION
Washington, D.C. 20549

VF 6-3-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUN 01 2004 PROCESSING SECTION

SEC FILE NUMBER
8- 32283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICON Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Fifth Avenue, 10th Floor
(No. and Street)

New York, (City) NY (State) 10011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Ng (212) 418-4734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue, (Address) New York, (City) NY (State) 10022-5892 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICON Securities Corp., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Thomas W. Martin, President

Title

REISNER MICHAEL ADAM
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02RE6058178
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 04/30/2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICON

JASON NG
COMPLIANCE DEPARTMENT
TEL: 212.418.4734
FAX: 212.418.4739
E-MAIL: JASONNG@ICONCAPITAL.COM

May 26, 2004

NASD Regulation, Inc.
1 Liberty Plaza
New York, NY 10006
Attn: Ms. Hazel Cohen
Tel: 212-858-4267
Fax: 212-858-5122

Re: **Annual Audited Report submission pursuant to SEC Rule 17a-5**
ICON Securities Corp. (CRD# 15487)

Dear Ms. Cohen:

As you may already know, ICON Securities Corp.'s (ICON) fiscal year ends March 31st, which requires ICON to submit an Annual Audited Report to be received by NASD Member Regulation Systems Support Department no later than June 1st.

Due to auditor delays beyond our control attributed by the need to verify additional information from third-party sources, we may have difficulty fulfilling our obligation to submit to NASD Member Regulation ICON's Annual Audited Report before the expected deadline. As a precaution, we would like to request a thirty (30) day filing extension to complete our required filing submission to NASD Member Regulation.

ICON affirms that nothing has been uncovered during the course of the audit which would indicate that the firm is in violation of (i) the Net Capital Rule, (ii) the Customer Protection Rule, or (iii) experiencing any significant financial, operational, or record keeping problems.

If granted, please fax to us a copy of the filing submission extension, so that we may notify the US Securities and Exchange Commission of your decision.

Thank you for your time and consideration. If there are any questions or if you may require additional information regarding this request, please contact me at 212.418.4734.

Sincerely,

Jason Ng
AVP Compliance

cc: Thomas W. Martin
Michael Reisner
Brian O'Keefe
Hays & Company, LLP

Hays & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

Writer's Direct Number:
(212) 572-5552

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

May 26, 2004

NASD Regulation, Inc.
1 Liberty Plaza
New York, NY 10006
Attn: Ms. Hazel Cohen

Re: Annual Audited Report submission pursuant to SEC Rule 17a-5
ICON Securities Corp. (CRD# 15487)

Dear Ms. Cohen:

Our client, ICON Securities Corp. (the "Company") has requested a thirty-day extension for filing its audited annual report for the year ended March 31, 2004.. We hereby inform you of the following:

The reason for the extension request is that we have not completed the procedures necessary to render an opinion including the receipt of certain confirmation requests from outside sources necessary to complete our audit.

We do not believe that the condition of the Company's records is endangering its ability to supervise its registered representatives and their handling of customer accounts or that there is any indication that the Company is in violation of its net capital requirements.

Furthermore, based upon our audit procedures to date, we do not have any indication that may cause us to believe that there are any material inadequacies in the accounting system, internal accounting control and procedures for safeguarding customer securities.

In addition, based upon our audit procedures to date, we do not have any indication that may cause us to believe that the firm is in violation of rule 15c3-1 or the exemptive provisions of Rule 15c3-3, or has any significant financial or recordkeeping problems

Should you have any questions regarding this matter, please contact me directly at 212-572-5552.

Very truly yours,

John A. Basile, CPA

ira

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Financial Statements and Supplementary Information

Year ended March 31, 2004

(With Independent Auditor's Report Thereon and
Supplemental Report on Internal Control)

Hays & Company LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

The Board of Directors
ICON Securities Corp.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of ICON Securities Corp. (a wholly-owned subsidiary of ICON Capital Corp.) as of March 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICON Securities Corp. as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hays & Company LLP

May 18, 2004
New York, New York

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Financial Condition

March 31, 2004

ASSETS

Cash and cash equivalents	$ 29,142
Due from Parent	23,375
Due from affiliate	17,549
Prepaid expenses	19,512
Total assets	$ 89,578

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Income taxes payable due to parent	$ 7,020
Stockholder's equity:	
Common stock; no par value; $1 stated value; authorized 200 shares; 100 shares issued and outstanding	100
Additional paid-in capital	33,100
Retained earnings	49,358
Total stockholder's equity	82,558
Total liabilities and stockholder's equity	$ 89,578

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Operations

Year ended March 31, 2004

Revenues	
Underwriting fees	$1,170,800
Expenses	
Selling, general and administrative (Note 3)	908,783
Regulatory fees and assessments	28,845
Total expenses	937,628
Income before provision for income taxes	233,172
Provision for income taxes	93,250
Net income	$ 139,922

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Changes in Stockholder's Equity

Year ended March 31, 2004

	Common Stock				
	Shares Outstanding	Stated Value	Additional Paid-In Capital	Retained Earnings	Total Stockholders Equity
Balance at April 1, 2003	100	$ 100	$ 23,100	$ 127,160	$ 150,360
Capital contribution	-	-	10,000	-	10,000
Dividends	-	-	-	(217,724)	(217,724)
Net income	-	-	-	139,922	139,922
Balance at March 31, 2004	100	$ 100	$ 33,100	$ 49,358	$ 82,558

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Cash Flows

Year ended March 31, 2004

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities	
Net income	$ 139,922
Changes in operating assets and liabilities:	
Due to Parent, net	(81,575)
Due from affiliates, net	34,035
Prepaid expenses	742
Net cash provided by operating activities	93,124
Cash flows from financing activities	
Capital contribution	10,000
Dividends paid	(217,724)
Net cash used in financing activities	(207,724)
Net decrease in cash and cash equivalents	(114,600)
Cash and cash equivalents, beginning of year	143,742
Cash and cash equivalents, end of year	$ 29,142

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Notes to Financial Statements

Year ended March 31, 2004

1. Organization

ICON Securities Corp. (the "Company") was incorporated on April 2, 1982 and is a wholly-owned subsidiary of ICON Capital Corp. ("Capital"). The Company is a registered broker-dealer, a member of the National Association of Securities Dealers, Inc. (the "NASD"), and is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the Company carries no customer funds or securities. The Company's primary business activity is to underwrite and sell units in publicly registered equipment leasing partnerships or limited liability companies sponsored by Capital.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents – The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents.

The Company's cash and cash equivalents are held at one financial institution and at times may exceed federally insured limits.

Income Taxes - The Company is included in the consolidated federal income tax return of ICON Holdings Corp. ("Holdings"), which is the parent of Capital. The Company is included in the consolidated state income tax returns of Capital. It is the policy of Holdings and Capital to allocate a tax provision or benefit to its subsidiaries based on the tax that would have been determined on a separate company basis.

Revenue Recognition – Underwriting fees are recorded as units in the publicly registered equipment leasing partnerships or limited liability companies are sold.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Capital is the General Partner and/or Manager of eight publicly owned equipment leasing partnerships or limited liability companies (collectively, "Entities"). The Company earns 100% of its underwriting fees from the sale of the securities (units or shares) of these Entities. During the year ended March 31, 2004, underwriting fees were derived from sales of units or shares of ICON Income Fund Nine LLC, and ICON Income Fund Ten, LLC. Sales of units for the other Entities for which Capital is the General Partner were completed prior to April 2003.

The Company and Capital have entered into an expense sharing agreement whereby capital allocates a portion of its rent, salaries, commissions, employee benefits and other reasonable business expenses to the Company in connection with the operation of its sales activities. During the year ended March 31, 2004, $908,783 in selling, general and administrative expenses were paid or incurred by Capital and allocated to the Company in accordance with the terms of the expense sharing agreement.

The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

4. Income Taxes

Allocated income taxes for the year ended March 31, 2004 consisted of $79,278 for federal income taxes and $13,972 for state income taxes.

5. Net Capital Requirements

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act"), the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under Rule 15c3-1, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1. As of March 31, 2004, the Company's ratio of aggregate indebtedness to net capital was .32 to 1. As of March 31, 2004, the Company had net capital of $22,122, which was $17,122 in excess of its required minimum net capital of $5,000.

The SEC, may by order, restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Supplementary Information

March 31, 2004

Computation of Net Capital and Aggregate Indebtedness in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

Computation of net capital:		
Total stockholder's equity		$ 82,558
Non-allowable assets:		
Due from Parent	(23,375)	
Due from affiliate	(17,549)	
Prepaid expenses	(19,512)	
Total non-allowable assets		(60,436)
Net capital		$ 22,122
Minimum net capital requirement		$ 5,000
Net capital in excess of minimum net capital requirement		$ 17,122
Aggregate Indebtedness Computation		
Aggregate indebtedness		$ 7,020
Ratio of aggregate indebtedness to net capital		32:1

The above computation of net capital does not differ materially from the net capital computation as of March 31, 2004 filed by the Company in its amended Form X-17a-5, Part II A with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. on May 27, 2004.

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Company's broker/dealer application.

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Board of Directors of
ICON Securities Corp.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplementary information of ICON Securities Corp. (the "Company") for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hays & Company LLP

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

May 18, 2004
New York, New York